RECEIVED
2007 JUN 12 A 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Abbey Capital

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

07024373

11th June 2007

SUPPL

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period May 1st to May 31st 2007.

- Monthly Performance Report for April
- Daily NAV's for ACL Alternative Fund for May.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

dw 6/12

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-May-07

Submission of ACL Alternative Fund Ltd, file number ***34999***

Date	NAV
30-Apr-07	167.39
1-May-07	168.02
2-May-07	168.79
3-May-07	169.74
4-May-07	170.21
7-May-07	170.82
8-May-07	169.13
9-May-07	169.62
10-May-07	167.54
11-May-07	167.96
14-May-07	168.07
15-May-07	168.74
16-May-07	168.08
17-May-07	168.33
18-May-07	169.50
21-May-07	170.05
22-May-07	170.01
23-May-07	171.19
24-May-07	168.99
25-May-07	169.94
29-May-07	169.76
30-May-07	169.44
31-May-07	171.48

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update May 2007 **+2.4%, +1.5% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A gained +2.4% in May, and is currently +1.5% year-to-date. Gains were made primarily from short positions in long-term and short-term financials and from long equity exposure. Interest rate expectations were revised higher in Europe and the US, pushing prices down. Equity indices continued to gain, with US indices climbing to record highs.

FX

FX trading was slightly negative in May, with gains from the weakening JPY offset by losses in EUR/USD trading. Long EUR positions were loss-making as the currency fell -1.4% against the USD as stronger-than-expected economic data and the Fed's continuing commitment to tackling inflation saw the USD strengthen from 1.3668 to 1.3447. Higher US interest rate expectations also saw the JPY fall to a 3-month low against the USD as the Bank of Japan's decision to keep rates unchanged at 0.5% and a second month of falling Japanese consumer prices confirmed the interest rate differential. The EUR reached record highs against the JPY throughout the month, also on widening rate differentials. The Canadian dollar rallied to a 30-year high against the USD at C$1.0547 as robust Canadian economic growth fuelled expectations of an interest rate rise in the near future.

Equity

Equity indices rallied throughout the month, boosted by increased M&A activity and stronger-than-expected US economic data. The S&P 500 closed +3.2% higher at 1,530.62, a record high and the Dow Jones Industrial Average finished +4.3% also at new high. European markets continued to rally with the DAX and FTSE finishing near 6½-year highs. Asian markets also performed strongly, with the Shanghai Composite closing +7% on the month despite falling -6.5% on 30th May as the Chinese government introduced measures to cool the market.

Financials

Global bond prices trended lower throughout the month, resulting in gains, as stronger than expected US economic data saw expectations of an interest rate cut diminish. The yield on the US 10-year note reached a 9-month high at 4.89% as the Fed stated that inflation remains the biggest threat to the economy. European bonds also declined on continued strong economic growth.

Energy

Energy prices were generally lower in May with Crude Oil closing down at just over $63 as inventories rose and tensions in Nigeria's oil-producing region showed signs of easing. Natural Gas ended the month flat on rising US supplies, while Gasoline prices closed lower as refineries raised production and stockpiles increased.

Agriculture and Metals

Corn prices closed higher, rallying into month-end as a US government report indicated that dry weather in the US south may damage crop growth. Coffee prices closing higher as colder weather in Brazil threatened production. Metals prices were generally lower due to the stronger USD and fears of rising supply and lower demand, particularly in industrial metals.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006	2007
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%	1.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%	-4.8%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%	-2.1%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%	4.8%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%	2.4%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%	-
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%	-
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%	-
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%	-
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%	-
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%	-
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%	-
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%	1.5%

Figure for May 2007 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Performance Analysis *(as at 31st May 2007)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	105.0%	71.5%
Annualised ROR	11.7%	10.5%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.0%	13.7%
Volatility from Nov 2003	11.8%	11.8%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

Trading Style Analysis

Thirteen of the twenty managers in the ACL Alternative were positive in May, with Trendfollowing the most profitable strategy as bullish equities markets and falling fixed income prices created profitable trending opportunities. Value trading was also positive, with short exposure in fixed income and the JPY resulting in gains. Short-term Systematic traders struggled in equity and currency markets, particularly in choppy Asian equity markets. Macro strategies made losses overall, with currency markets, particularly AUD and NZD trading, contributing most to losses. FX trading strategies benefited from the weaker JPY and the stronger CAD to post a positive month.

Correlation Table

(Monthly Returns from December-2000 to May-2007)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.3	-0.2
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World, Bloomberg

ACL Alternative Program USD Share Class A Cumulative Return - December 00 to May 07*


$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
Current Value of $1,000 invested in December 00 = $2,050
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07

** Figure for May 07 is estimated**

* The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: May 07*


Cumulative Gross Trading P&L
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
Currency - emerging markets
Currency - majors
Energy
Equity indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date
ACL Alternative Fund USD Share Class A	January 2002
ACL Alternative Fund Euro Share Class A	July 2004
ACL Alternative Fund USD Share Class B	July 2006
ACL Alternative Fund GBP Share Class B	January 2006

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

For further information in relation to this program, please contact the Product Support Team at Abbey Capital (email: productsupport@abbeycapital.com)

END